PLEDGE AGREEMENT
For the Benefit of the Contran Deferred Compensation Trust No. 3

This Pledge Agreement (this “Agreement”) is made as of April 1, 2007 between Contran Corporation, a Delaware corporation (“Contran”), and Valhi Holding Company, a Delaware corporation and a subsidiary of Contran (“VHC”).

Recitals

A.           Contran and Glenn R. Simmons, the vice chairman of the board of Contran and a resident of Dallas, Texas (“Simmons”), have entered into the following nonqualified deferred compensation agreements (collectively with any further amendments to these agreements, the “Deferred Compensation Agreements”):

•	The Deferred Compensation Agreement (Originally Established October 31, 1984) Amended and Restated as of January 1, 1999;

•	The Contran Corporation 2001 Deferred Compensation Agreement dated as of December 31, 2001; and

•	The Deferred Compensation Agreement dated as of January 1, 2003.

Pursuant to the Deferred Compensation Agreements, Contran has an obligation to pay Simmons upon the occurrence of certain events (a “Payout Event”) the value of Simmons’s deferred compensation accounts established by the Deferred Compensation Agreements, less the value of assets concurrently distributed to him at the time by the trustee of the Amended and Restated Contran Deferred Compensation Trust No. 3 as of July 1, 2004 (the “CDCT No. 3”).

B.           VHC desires to pledge 57,312 shares (the “Shares”) of common stock, par value $0.01 per share (“TIMET Common Stock”), of Titanium Metals Corporation, a Delaware corporation, registered in the name of VHC to the CDCT No. 3 under the terms of this Agreement.

Agreement

In consideration of the mutual premises, representations and covenants herein contained, the parties hereto mutually agree as follows.

Section 1.  The Pledge.  VHC agrees to secure certain of Contran’s obligations under the Deferred Compensation Agreements by granting to the CDCT No. 3 a security interest in the Shares and delivering to the CDCT No. 3 stock certificates for the Shares with applicable stock powers duly executed in blank by VHC, all in a form reasonably satisfactory to the CDCT No. 3.  VHC warrants that the Shares, when delivered to the CDCT No. 3 will be free and clear of all liens, claims and encumbrances whatsoever, except for such liens, claims and encumbrances on the Shares created by this Agreement.  The CDCT No. 3 may at any time following the occurrence and during the continuation of a Payout Event cause any or all of the Shares to be transferred of record into the name of the CDCT No. 3 or its nominee and exercise any and all rights of a secured party holding a security interest in the Shares under the uniform commercial code.  Prior to the transfer of record of a Share to the CDCT No. 3 upon a Payout Event, VHC shall retain all rights to vote the Share and receive dividends on the Share.

Section 2.  The Pledge Fee.  As consideration for pledging the Shares, Contran shall pay in arrears to VHC on March 31, June 30, September 30 and December 31 of each year (if a business day, and if not, on the next successive business day as if made as of the end of such calendar quarter) a fee equal to 0.125% of the value of the Shares based on the closing sales price per share for shares of TIMET Common Stock on the second to last day of such calendar quarter on which such shares traded as reported by the New York Stock Exchange or such other principal exchange or other market quotation system on which such shares may then trade.  Upon the termination of this Agreement, if the termination date is not as of the end of a calendar quarter, Contran shall pay on the termination date to VHC a pro rated fee based on the portion of the calendar quarter that the Shares were pledged and the closing sales price per share of TIMET Common Stock on the second to last day on which shares of TIMET Common Stock  traded prior to the termination date as reported by the New York Stock Exchange or such other principal exchange or other market quotation system on which such shares may then trade.

Section 3.  Indemnity.  Contran agrees to indemnify VHC against any loss or incremental cost resulting from the pledge of the Shares to the CDCT No. 3 under this Agreement or the transfer of the Shares to the CDCT No. 3 upon a Payout Event.

Section 4.  Termination.  Either party hereto may terminate this Agreement by giving the other party thirty days advance written notice of such termination. In the event of the termination of this Agreement, Contran shall be obligated to either (i) pledge assets of equal fair market value to the Shares to the CDCT No. 3, (ii) contribute assets of equal fair market value to the Shares to the CDCT No. 3, or (iii) effect a combination of the forgoing such that the aggregate fair market value of the assets so pledged and contributed to the CDCT No. 3 is equal to the fair market value of the Shares. Upon satisfying the requirements in the previous sentence, the Pledge of the Shares shall terminate and Contran shall return the stock certificates representing the Shares to VHC and the related stock powers that VHC originally tendered to Contran under this Agreement.

Section 5.  Applicable Law.  This Agreement shall be governed by and construed in accordance with the domestic laws of the state of Texas, without giving effect to any choice of law or conflict of law provision or rule (whether of the state of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the state of Texas.

Executed as of the date first above written.

Contran Corporation By: /s/Gregory M. Swalwell Gregory M. Swalwell, Vice President	Valhi Holding Company By: /s/J. Mark Hollingsworth J. Mark Hollingsworth, Vice President